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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*


                          INTERCOUNTY BANCSHARES, INC.
                 ______________________________________________
                                (Name of Issuer)


                                  COMMON STOCK
                 ______________________________________________
                         (Title of Class of Securities)


                                  45865 E 10 8
                 ______________________________________________
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45865 E 10 8                13G


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The National Bank and Trust Company


  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (a) _____

                                                             (b) _____

  3    SEC USE ONLY



  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Organized Under the Laws of the United States


                   5    SOLE VOTING POWER

                        95,087


    NUMBER OF
     SHARES        6   SHARED VOTING POWER
  BENEFICIALLY
     OWNED             -0-
    BY EACH
REPORTING PERSON
      WITH
                   7   SOLE DISPOSITIVE POWER

                       -0-


                   8   SHARED DISPOSITIVE POWER

                       -0-


  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       95,087


  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       6.2%


  12   TYPE OF REPORTING PERSON*

       BK

CUSIP No. 45865 E 10                  13G


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       InterCounty Bancshares, Inc., Employee Stock Ownership Plan


  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a) _____

                                                               (b) __X__


  3    SEC USE ONLY



  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Ohio

                   5   SOLE VOTING POWER

                       -0-
   NUMBER OF
     SHARES        6   SHARED VOTING POWER
  BENEFICIALLY
     OWNED             -0-
    BY EACH
REPORTING PERSON   7   SOLE DISPOSITIVE POWER
      WITH
                       354,852

                   8   SHARED DISPOSITIVE POWER

                       -0-

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       354,852

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       23.0%

  12   TYPE OF REPORTING PERSON*

       EP

ITEM 1(A).      Name of Issuer:

                InterCounty Bancshares, Inc.

ITEM 1(B).      Address of Issuer's Principal Executive Offices:

                48 N. South Street
                Wilmington, Ohio  45177

ITEM 2(A).      Name of Persons Filing:

                The National Bank and Trust Company

                InterCounty Bancshares, Inc., Employee Stock Ownership Plan

ITEM 2(B).      Address of Principal Business Office or, if none,
                Residence:

                The National Bank and Trust Company
                48 N. South Street
                Wilmington, Ohio  45177

ITEM 2(C).      Citizenship:

                The National Bank and Trust Company:  Organized under the laws of the United States

                InterCounty Bancshares, Inc., Employee Stock Ownership Plan:
                   Organized in Ohio

ITEM 2(D).      Title and Class of Securities:

                Common Stock

ITEM 2(E).      CUSIP Number

                45865 E 10 8

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                (a)  [ ]    Broker or Dealer registered under Section 15 of
                            the Act

                (b)  [X]    Bank as defined in section 3(a)(19) of the Act

                (c)  [ ]    Insurance Company as defined in section 3(a)(19)
                            of the Act

                (d)  [ ]    Investment Company registered under section 8 of
                            the Investment Company Act

                (e)  [ ]    Investment Advisor registered under section 203 of
                            the Investment Advisers Act of 1940

                (f)  [X]    Employee Benefit Plan, Pension Fund which is
                            subject to the provisions of the Employee Retirement
                            Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

                (g)  [ ]    Parent Holding Company, in accordance with
                            ss. 240.13d-1(b)(1)(ii)(G)

                (h)  [ ]    Group, in accordance with
                            ss. 240.13d-1(b)(1)(ii)(H)


ITEM 4.         Ownership:

                     At December 31, 1996,  there were 354,852  common shares of
               InterCounty Bancshares, Inc., owned by the InterCounty Bancshares, Inc., Employee Stock Ownership Plan (the "Plan"). The National Bank and Trust Company is the trustee of the Plan. Under the terms of the Plan and the Trust Agreement, the trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares and allocated shares with respect to which no instructions have been received, the trustee shall vote such shares in the trustee's discretion. As of December 31, 1996, 259,765 shares were allocated to Plan participants.

               The trustees have no power to dispose of the shares except as specifically directed by the Plan in order to pay participants or to diversify accounts at participant direction or if no funds are otherwise provided to pay expenses of the Plan.

ITEM 5.         Ownership of Five Percent or Less of a Class:

                Inapplicable

ITEM 6.         Ownership of More Than Five Percent on Behalf of Another
                Person:

                Inapplicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                Company:

                Inapplicable

ITEM 8.         Identification and Classification of Members of the Group:

                Inapplicable

ITEM 9.         Notice of Dissolution of Group:

                Inapplicable

ITEM 10.        Certification:

                      By  signing  below,  I  certify  that,  to the  best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    THE NATIONAL BANK AND TRUST COMPANY


                                    By /s/ Charles L. Dehner
____________________________           _________________________________________
Date                                       Charles L. Dehner
                                            its Executive Vice-President


                                    INTERCOUNTY BANCSHARES, INC.,
                                      EMPLOYEE STOCK OWNERSHIP PLAN

                                    By The National Bank and Trust Company,
                                    Trustee

____________________________
Date                                By /s/ Charles L. Dehner
                                       _________________________________________
                                           Charles L. Dehner
                                           its Executive Vice-President

                                    EXHIBIT A

                   AGREEMENT FOR JOINT FILING OF SCHEDULE 13G


      The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of InterCounty Bancshares, Inc., an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.



                                    THE NATIONAL BANK AND TRUST COMPANY


January 27, 1997                    By /s/ Charles L. Dehner
____________________________           _________________________________________
Date                                       Charles L. Dehner
                                           Executive Vice-President


                                    INTERCOUNTY BANCSHARES, INC.,
                                      EMPLOYEE STOCK OWNERSHIP PLAN

                                    By The National Bank and Trust
                                      Company, Trustee
January 27, 1997
____________________________
Date                                By /s/ Charles L. Dehner
                                       _________________________________________
                                           Charles L. Dehner
                                           Executive Vice-President